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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 21)

                               NORDSON CORPORATION
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                                (Name of issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
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                         (Title of class of securities)


                                   655663 10 2
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                                 (CUSIP number)




         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                              [ ] Rule 13d-1(b)

                              [ ] Rule 13d-1(c)

                              [X] Rule 13d-1(d)


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-----------------------------------          -----------------------------------
CUSIP No.  655663 10 2                13G    Page  2  of  6  Pages
           -----------                            ---    ---
-----------------------------------          -----------------------------------

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          EVAN W. NORD
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
          NOT APPLICABLE
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                    5    SOLE VOTING POWER
                                                    1,277,596
  NUMBER OF         ------------------------------------------------------------
   SHARES           6    SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                                          1,002,780
    EACH            ------------------------------------------------------------
  REPORTING         7    SOLE DISPOSITIVE POWER
 PERSON WITH                                          277,596
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                                                    1,002,780
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,280,376
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.0%
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12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13G

Item 1(a).            Name of Issuer:

                      Nordson Corporation



Item 1(b).            Address of Issuer's Principal Executive Offices:

                      28601 Clemens Road
                      Westlake, Ohio 44145



Item 2(a).            Name of Person Filing:

                      Evan W. Nord



Item 2(b).            Address of Principal Business Office:

                      28601 Clemens Road
                      Westlake, Ohio 44145



Item 2(c).            Citizenship:

                      United States of America



Item 2(d).            Title of Class of Securities:

                      Common Shares, without par value



Item 2(e).            CUSIP Number:

                      655663 10 2



Item 3.               Rules 13d-1(b), or 13d-2(b) or (c):

                      Not Applicable

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Item 4.               Ownership:

                      a)   Amount beneficially owned: 2,280,376 shares

                      b)   Percent of class: 14.0%

                      c)   Number of shares as to which such person has:

                              (i) Sole power to vote or to direct the vote: 1,277,596

                              (ii) Shared power to vote or to direct the vote: 1,002,780

                              (iii) Sole power to dispose or to direct the disposition of: 277,596

                              (iv) Shared power to dispose or to direct the disposition of: 1,002,780



Item 5.               Ownership of Five Percent or Less of a Class:

                      Not Applicable



Item 6.               Ownership of More than Five Percent on Behalf of
                      Another Person:

                              Evan W. Nord and his brother, Eric T. Nord, hold
                      1,002,780 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Evan W. Nord and Eric
                      T. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 762,120 and 240,660 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Evan W. Nord and Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

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                              Evan W. Nord holds 500,000 of the Common Shares
                      covered by this Schedule as trust advisor of the Cynthia
                      W. Nord Charitable Remainder Unitrust and 500,000 of the Common Shares covered by this Schedule as trust advisor of the Evan W. Nord Charitable Remainder Unitrust, and has voting power with respect to all of these shares.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                      Not Applicable



Item 8.               Identification and Classification of Members of the Group:

                      Not Applicable



Item 9.               Notice of Dissolution of Group:

                      Not Applicable



Item 10.              Certification:

                      Not Applicable


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2000


                                        /s/ Evan W. Nord
                                        ----------------------------------
                                            Evan W. Nord